May 4, 2023

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Chen Chen

Kathleen Collins

Re:	Integral Ad Science Holding Corp.

Form 10-K for the Fiscal Year Ended December 31, 2022

Filed March 2, 2023

File No. 001-40557

Dear Ms. Chen and Ms. Collins:

Integral Ad Science Holding Corp. (the “Company”) is writing to respond to the comments raised in the letter to the Company, dated May 1, 2023, from the staff (the “Staff) of the Securities and Exchange Commission (the “SEC”) that relate to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 (File No. 001-40557) filed with the SEC on March 2, 2023 (the “Form 10-K”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Form 10-K.

Form 10-K

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Business Metrics, page 71

1.

In an effort to provide context to your key performance indicator regarding the number of large advertising customers, please tell us and revise to disclose the percentage of revenue generated from this customer base for each period presented.

Response

The Company advises the Staff that for the years ended December 31, 2022 and 2021, large advertising customers represented 84% and 80% of the Company’s total advertising revenue (advertiser direct revenue and programmatic revenue), respectively. In future filings (including the Quarterly Report on Form 10-Q for the first quarter of 2023), the Company will include the percentage of advertising revenue generated from large advertising customers for the periods presented.

Securities and Exchange Commission

May 4, 2023

2.

We note that you present various key business metrics for your advertising customers only. Please tell us what measures you use to evaluate the supply side of your business and your consideration to include a quantified discussion of such measures. Refer to Release No. 33-10751.

Response

The Company advises the Staff that management evaluates its business using key business metrics for its advertising customers because those customers are the predominant source of the Company’s revenue. Supply side revenue does not represent a material portion of the Company’s business. Supply side revenue as a percentage of total revenue was 15%, 13% and 12% for the years ended December 31, 2022, 2021 and 2020, respectively. As a result, the Company does not use any specific measures, other than fluctuations in revenue, to evaluate the performance of this business. Further, revenue trends for both of the Company’s supply side solutions and advertising business are similar and are linked to macroeconomic events as well as the Company’s ability to increase revenue from its existing customer base, acquire new customers and increase market share and expand its customer base internationally. The Company advises the Staff that the information it presents to investors with respect to revenue generated by its supply side business is the measure that the Company uses to evaluate such business.

Results of Operations, page 74

3.

There are various instances throughout your results of operations discussion where you cite two or more factors as contributing to the variance in a certain line item. For example, you state that the $21.2 million increase in cost of revenues from December 31, 2021 to December 31, 2022 was driven primarily by an increase in hosting fees, an increase in revenue share to your DSP partners related to growth in programmatic revenue, and an increase of $0.4 million in stock-based compensation expenses. Please revise throughout to quantify each material factor, including any offsetting factor(s) that contributed to such change. In addition, refrain from using qualitative terms such as “predominantly” or “primarily due to” in lieu of providing specific quantitative disclosure. Refer to Item 303(b) of Regulation S-K. We refer you also to comment 11 in your March 31, 2021 response letter.

Response

In response to the Staff’s comment, in future filings (including the Quarterly Report on Form 10-Q for the first quarter of 2023), the Company will expand its discussion in the section entitled Management’s Discussion and Analysis of Financial Condition and Results of Operations to quantify each material factor and any offsetting factor(s) that contributed to the change from period to period. Set forth below are examples of the revisions that the Company will implement in future filings, shown in strike through for deletions and bold underline for additions.

Securities and Exchange Commission

May 4, 2023

“Cost of Revenue. Cost of revenue increased by $21.2 million, or 39%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. This increase was driven ~~primarily due to an~~ by a $11.7 million increase in hosting fees resulting from overall revenue growth and migration of data centers to Amazon Web Services cloud, an increase of $9.1 million in revenue share to our DSP partners related to our growth in programmatic revenue, and an increase in stock-based compensation expenses of $0.4 million.

Sales and marketing. Sales and marketing expenses increased by $19.9 million, or 23%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. This increase was ~~primarily~~ due to an increase in compensation expenses of $8.9 million to support our growth, an increase in sales commissions of $4.3 million due to higher revenue, an increase in restructuring severance costs of $3.1 million, ~~and~~ increases in marketing ~~and~~, advertising and travel expenses of $3.7 million with the return to in-person events, subscriptions and other expenses of $1.1 million and increases in recruiting and professional service expenses and software license fees. These increases were partially offset by a decrease of $2.6 million in stock-based compensation expense, which was higher in the year ended December 31, 2021 due to the modification of the Company’s stock awards at the time of the IPO and the charge recognized for all vested options. The remaining decrease in sales and marketing expenses is aggregated from several immaterial variances.

Technology and development. Technology and development expenses increased by $9.3 million, or 14%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. This increase was ~~primarily~~ due to higher compensation expenses of $8.0 million, an increase of $1.9 million related to restructuring severance costs ~~and increased license fees utilized to support our growth.~~, an increase in license fees of $0.9 million to support our growth, an increase in other expenses of $0.9 million. These increases were partially offset by decreases in professional fees of $1.1 million, and $1.3 million in stock-based compensation expense, which was higher in the year ended December 31, 2021 due to the modification of the Company’s stock awards at the time of the IPO and the charge recognized for all vested options.

General and administrative. General and administrative expenses increased by $0.7 million, or 1%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. This increase was ~~primarily~~ attributable to increases in compensation expenses~~,~~ of $5.2 million, insurance and professional fees of $6.8 million incurred for audit, tax, legal and other services, increases in expenses for software licenses of $1.5 million and computer maintenance ~~and,~~ an increase of $1.6 million for restructuring severance costs and an increase of $0.6 million in travel expenses. These increases were partially offset by stock-based compensation expense of $10.6 million which was higher in the year ended December 31, 2021 due to the modification of the Company’s stock awards at the time of the IPO and the charge recognized for all vested options, a decrease in acquisition costs of $2.4 million, and a decrease in facilities expenses of $1.5 million due to the sublease of the facility previously used as our New York corporate headquarters. The remaining decrease in general and administrative expenses is aggregated from several immaterial variances.

Securities and Exchange Commission

May 4, 2023

Depreciation and amortization. Depreciation and amortization expenses decreased by $11.9 million, or 19%, for the year ended December 31, 2022 compared to the year ended December 31, 2021. ~~This decrease results from~~ Depreciation and amortization expense decreased by $13.5 million due to certain assets being fully amortized and, use of the accelerated method to amortize customer related intangible assets and decreased depreciation of our property and equipment. These decreases were partially offset by an increase in amortization expense related to capitalization of internal-use software of $1.6 million.”

4.

You state that revenue from supply side customers increased $20 million primarily due to the acquisition of Publica. Based on information provided in your Q4 fiscal 2022 and 2021 earnings calls, it appears that excluding the impact of revenue from Publica, your supply side revenue would have decreased. Please tell us, and revise to discuss, any offsetting factor(s) that impacted your supply side revenue.

Response

The Company notes that Publica, which was acquired in August 2021, has been fully integrated into the Company’s business. Therefore, the Company assesses the supply side business on a combined, aggregate business unit basis, including Publica. Going forward, the Company intends to discuss revenue trends in the Company’s supply side business on a combined basis. However, if the results of the supply side business for a specific period would be materially impacted by partial year contributions from Publica, then the Company would discuss such impact. Set forth below is an example of the revisions to the disclosure that the Company would implement in future filings, if applicable, shown in strike through for deletions and bold underline for additions.

“Revenue from our supply side customers increased $20.0 million, or 47%, ~~primarily~~ due to ~~the~~ a $23 million contribution from Publica compared to a partial year of results in 2021, offset by a decline of $3.0 million in revenue from our non-CTV offerings.”

Non-GAAP Financial Measures, page 78

5.

Your adjustment of $4,798 for “Foreign exchange loss, net” appears to differ from amounts presented elsewhere in this filing. For example, in the consolidated statements of operations and comprehensive income you present foreign exchange loss, net of $4,749 for fiscal 2022 and in the consolidated statements of cash flows you present $5,233. Please tell us why these amounts are different. In addition, tell us what the disclosures in Note 2(e) for transaction gains of $480 in fiscal 2022 and transaction losses of $621 and $706 for the years ended December 31, 2021 and 2020, respectively represent and how they relate to the foreign exchange loss, net disclosures elsewhere in the filing. To the extent the “Foreign exchange loss, net” line item includes multiple components, expand to clarify.

Securities and Exchange Commission

May 4, 2023

Response

The Company advises the Staff that the difference between the foreign exchange loss, net adjustment of $4,798 included in the Company’s Adjusted EBITDA reconciliation and the foreign exchange loss, net figure of $4,749 presented on the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss), is a net foreign exchange gain of $49 that was recorded during the quarter ended March 31, 2022. Beginning with the quarter ended June 30, 2022, the Company determined it was appropriate to adjust for foreign exchange loss, net with respect to its presentation of Adjusted EBITDA; however, the Company did not recast Adjusted EBITDA to include the foreign exchange loss adjustment for prior periods because such adjustments would have been immaterial. As a result, the effect of the $49 net foreign exchange gain that was recorded in the first quarter of 2022 was not reflected in the adjustment. To clarify the presentation of this adjustment, in future filings (including the Quarterly Report on Form 10-Q for the first quarter of 2023), the Company will include a footnote within Non-GAAP financial measures relating to foreign exchange loss, net as set forth below:

“The adjustment for foreign exchange loss, net, was effective for the three months ended June 30, 2022 and periods thereafter. Adjusted EBITDA has not been recast for this adjustment for periods prior to June 30, 2022, because such adjustments would have been immaterial in such periods.”

The Company further advises the Staff that, as disclosed in Note 2(a) of the consolidated financial statements included in the Form 10-K, the presentation of Foreign exchange loss, net in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss) was reclassified for all periods presented from “General and administrative” expenses within the Consolidated Statement of Operations and Comprehensive Income (Loss) as a separate line item.

Foreign exchange loss, net of $4,749 includes two components: (i) unrealized foreign exchange loss, net resulting from the remeasurement of foreign currency denominated monetary assets and liabilities of $5,233, which is presented as a reconciling item between net income (loss) and net cash provided by (used in) operating activities in the Consolidated Statement of Cash Flows, and (ii) realized foreign currency exchange gains of $480 which is presented in Note 2(e). The Company acknowledges that the net of (i) and (ii) above, is $4,753 ($5,233 minus $480), which is different from the $4,749 figure disclosed in the Company’s Consolidated Statements of Operations and Comprehensive Income (Loss). The difference is due to an immaterial amount of $4 as a result of rounding. In future filings, the Company will ensure these amounts are rounded more closely to allow for a reconciliation of the components. In addition, to clarify, in future filings (including the Quarterly Report on Form 10-Q for the first quarter of 2023), the Company will expand the disclosure in Note 2(e) as set forth below in strike through for deletions and bold underline for additions.

Securities and Exchange Commission

May 4, 2023

“~~The Company recorded~~ Foreign exchange loss, net consists of unrealized foreign exchange gains (loss), net of $5,233, $0 and $0, for the years ended December 31, 2022, 2021 and 2020, adjusted for realized transaction gains of $480 and losses of $621 and $706 for the years ended December 31, 2022, 2021 and 2020, respectively.”

Liquidity and Capital Resources, page 79

6.

We note your disclosure in Note 21 regarding the restrictions placed on substantially all of your subsidiaries’ net assets. Please expand your liquidity disclosures to include a discussion of the nature and extent of these restrictions pursuant to instruction 5 to paragraph (b) of Item 303 of Regulation S-K.

Response

In response to the Staff’s comment, in future filings (including the Company’s Quarterly Report on Form 10-Q for the first quarter of 2023), the Company will expand its liquidity disclosures in the section entitled Management’s Discussion and Analysis of Financial Condition and Results of Operations to include a discussion of the nature and extent of restrictions placed on the Company’s subsidiaries. Set forth below is the language that the Company will include in future filings:

“Restrictions on Subsidiaries under the Credit Agreement

The Company is a holding company that conducts substantially all its activities through its subsidiaries and has no material operations of its own or direct outstanding debt obligations. The Company’s wholly owned subsidiaries are subject to the terms and restrictions set forth in the Credit Agreement, which among other things, limit the ability of Company’s subsidiaries to make loans or advances or pay dividends or distributions. As is customary, these restrictions are subject to specific exceptions set forth in the Credit Agreement. The restrictions placed on the Company’s subsidiaries under the Credit Agreement have not had, nor are they expected to have, an impact on the Company’s ability to meet its cash obligations because substantially all of the Company’s consolidated cash obligations are obligations of the Company’s subsidiaries, which payment is generally permitted under the terms of the Credit Agreement.”

Exhibits

7.

The certifications filed as Exhibits 31.1 and 31.2 do not include the introductory language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting. Please amend your filing to include the certifications exactly as set forth in Item 601(b)(31) of Regulation S-K. The amendment should include updated and corrected Section 302 certifications, Section 906 certifications, full Item 9A disclosure and your audited financial statements. Refer to Question 246.13 of the Regulation S-K C&DIs.

Securities and Exchange Commission

May 4, 2023

Response

In response to the Staff’s comment, pursuant to the guidance provided in Question 246.13 of the Regulation S-K C&DIs and the Company’s outside counsel’s discussion with the Staff on May 1, 2023, the Company has filed an amendment to its Form 10-K contemporaneously with this response letter, which contains only the cover page, an explanatory note, signature page and revised Section 302 certifications.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (516) 317-4194 or asukumaran@integralads.com, or Robert Goedert or Ana Sempertegui of Kirkland & Ellis LLP, our outside counsel, at robert.goedert@kirkland.com or (312) 862-7317, and ana.sempertegui@kirkland.com or (312) 862-2359.

Sincerely,

/s/ Anil Sukumaran
Anil Sukumaran
Chief Accounting Officer

cc:	Robert Goedert

Ana Sempertegui

Kirkland & Ellis LLP